Prenetics Executives Execute Second Consecutive Round of Post-Earnings Open Market Share Purchases of $1.3 Million— Cumulative Personal Investment Across Both Rounds Reaches $2.7 Million
CEO Danny Yeung makes personal investment in this round of approximately $750,000, up from investment of approximately $502,000 in November 2025
New York, N.Y., March 3, 2026 (GLOBE NEWSWIRE) – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a leading consumer health sciences company and parent of the IM8 premium health and longevity brand, today announced that members of its executive leadership team have executed a second round of open market purchases of Prenetics common stock during the week of February 23 to 27, 2026, within the Company’s open trading window following the release of its financial results for the fourth quarter and full year 2025. This is the second consecutive round of open market purchases executed during an open trading window following the announcement of the Company’s earnings.

The executive team acquired 76,060 shares for an aggregate purchase price of approximately $1,301,000, at an average price of approximately $17.11 per share. Combined with approximately $1.45 million in purchases made during the open trading window following the Company’s prior earnings release in November 2025, the leadership team has now personally invested approximately $2.75 million in Prenetics share purchases across two consecutive post-earnings trading windows.
Individual Transaction Details
Danny Yeung, Chief Executive Officer — completed the purchase of 42,282 shares for approximately $750,000, at an average price of approximately $17.71 per share. This represents an increase from Mr. Yeung’s approximately $502,000 open market purchase in November 2025.
Stephen Lo, Chief Financial Officer — completed the purchase of 15,603 shares for approximately $250,000, at an average price of approximately $16.00 per share.
Rahul Ramchand, Chief Marketing Officer — completed the purchase of 15,000 shares for approximately $251,000, at an average price of approximately $16.76 per share.
David Vanderveen, President of Americas — completed the purchase of 3,175 shares for approximately $50,000, at an average price of approximately $16.27 per share.
Danny Yeung, CEO of Prenetics, commented:
“Our leadership team has now personally invested approximately $2.75 million in Prenetics shares across two consecutive post-earnings windows. We do not make these commitments lightly. The IM8 business is performing, the fundamentals continue to strengthen, and we believe the current share price does not yet reflect that progress.”

About Prenetics
Prenetics (NASDAQ: PRE) is a leading health sciences company dedicated to advancing human health and longevity. The Company’s flagship consumer brand, IM8, co-founded with David Beckham and championed by World No. 1 tennis player Aryna Sabalenka, is redefining the premium daily nutrition category through science-backed formulations and global brand partnerships. Since its launch, IM8 has become one of the fastest-growing brands in consumer health, achieving an impressive milestone of surpassing $100 million in annualized recurring revenue within just 11 months of operations, and is now sold in more than 30 countries worldwide.
About IM8
IM8 is the pinnacle of premium core nutrition, born from a collaboration between David Beckham as a co-founding partner, and an elite team of scientists spanning medical professionals, academia and space science. Combining cutting-edge science with nature’s most potent ingredients, IM8 delivers a holistic, science-backed approach to health, empowering you to live your most vibrant life. IM8’s flagship product, Daily Ultimate Essentials is an all-in-one powder supplement engineered to replace 16 different supplements in a delicious drink and is NSF Certified for Sport, non-GMO, vegan, free from common allergens, and contains no artificial flavors, colors or sweeteners. IM8 is a subsidiary of Prenetics (NASDAQ: PRE), a leading global health sciences company dedicated to advancing consumer health. To learn more about IM8, please visit www.IM8health.com.
Investor Relations Contact:
investors@prenetics.com
PRE@mzgroup.us
Angela Cheung
Investor Relations / Corporate Finance
angela.hm.cheung@prenetics.com